[Letterhead]

April 29, 2011

BY EDGAR

Ms. Stacie D. Gorman, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares GS Commodity Non Energy Indexed Trust

Registration Statement on Form S-1, File No. 333-135824

iShares GS Commodity Non Energy Indexed Investing Pool LLC

Registration Statement on Form S-1, File No. 333-135824-01

Dear Ms. Gorman:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), iShares GS Commodity Non Energy Indexed Trust (the “Trust”) and iShares GS Commodity Non Energy Indexed Investing Pool LLC (the “Pool”) hereby request that the above-referenced registration statements, including all amendments and exhibits thereto (the “Registration Statements”) be withdrawn, on the grounds that the Trust and the Pool have decided not to proceed with the offering at this time, and that the Securities and Exchange Commission (the “Commission”) consent to such withdrawal. The Trust and the Pool have not sold any securities pursuant to the Registration Statements.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself or Raymond Check of Cleary Gottlieb Steen & Hamilton LLP at 212 225 2122.

Very truly yours,

/s/ Andrew Josef
Name: Andrew Josef Title: Director

cc:	Raymond Check

Cleary Gottlieb Steen & Hamilton LLP